Form 10-K, Exhibit 13
period 1996-12-31
ALBEMARLE CORP
filed 1997-03-27
CIK 915913


Five Year Summary

---------------------------------------------------------------------------------------------------------------------------

(In Thousands Except Per-Share Amounts)
Years Ended December 31                                                                                               1996
----------------------------------------------------------------------------------------------------------------------------

Results of Operations (1)
Net sales                                                                                                         $ 854,481
Costs and expenses                                                                                                  761,055
Special charges (2)                                                                                                      --
----------------------------------------------------------------------------------------------------------------------------
     Operating profit                                                                                                93,426
Interest and financing expenses (3)                                                                                   2,529
Gain on sales of businesses (4)                                                                                    (158,157)
Other income, net                                                                                                    (4,025)
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of accounting changes                                              253,079
Income taxes (5)                                                                                                     97,020
----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes                                                               156,059
Cumulative effect of accounting changes for: (6)
     Postretirement health benefits (net of tax)                                                                         --
     Deferred income taxes                                                                                               --
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                        $ 156,059
============================================================================================================================

Financial Position and Other Data (1)
Total assets                                                                                                      $ 846,261
Operations:
     Working capital                                                                                              $ 111,193
     Current ratio                                                                                                1.75 to 1
     Depreciation and amortization                                                                                $  71,044
     Capital expenditures                                                                                         $  90,439
     Acquisitions of businesses                                                                                   $      --
     Research and development expenses                                                                            $  30,442
     Gross margin as a % of net sales                                                                                  28.5
Total long-term debt (3)                                                                                          $  31,863
Equity (7)                                                                                                        $ 505,198
Total long-term debt as a % of total capitalization                                                                     5.9

Common Stock (8)
Earnings per share                                                                                                $    2.65
Shares used to compute earnings per share                                                                            58,842
Cash dividends declared per share                                                                                 $     .25
Shareholders' equity per share                                                                                    $    9.18
Return on equity                                                                                                       27.7%
===========================================================================================================================


(1) Includes the actual consolidated results of operations of the Company for the years ended December 31, 1996 and 1995, and for the ten months ended December 31, 1994, as well as the historical combined results of operations and net assets of Ethyl Corporation's former operations, spun off at the close of business on February 28,1994, consisting of its olefins and derivatives, bromine chemicals and specialty chemicals (the "predecessor businesses") for the two months ended February 28, 1994, and for the two years ended December 31, 1993.

(2) Special charges in 1993 totaling $7,322 ($4,550 after income taxes) consist of work-force reduction program costs in the U.S. and Europe amounting to $5,622 and employee relocation costs of $1,700 associated with the move of certain functions from Richmond, Virginia, to Baton Rouge, Louisiana in 1994.

(3) Total long-term debt and interest and financing expenses for 1996 reflect the paydown of debt from the proceeds received from the March 1, 1996, sale of the alpha olefins, poly alpha olefins and synthetic alcohols businesses ("Olefins Business"). Total long-term debt and interest and financing expenses for 1994 include the impact of $303.4 million of debt assumed in connection with the spin-off of the Company from Ethyl.

(4) 1996-gain on the sale of the Olefins Business ($94,377 after income taxes). 1995-gain on the sale of the electronic materials business ($14,542 after income taxes). 1994-gain on the sale of the Solimide business and other related assets ($6,732 after income taxes).

------------------------------------------------------------------------------------------------------------------------------

(In Thousands Except Per-Share Amounts)
Years Ended December 31                                                               1995                             1994
------------------------------------------------------------------------------------------------------------------------------

Results of Operations (1)
Net sales                                                                           $1,244,222                      $1,080,922
Costs and expenses                                                                   1,127,259                         986,891
Special charges (2)                                                                      --                                 --
------------------------------------------------------------------------------------------------------------------------------
     Operating profit                                                                  116,963                          94,031
Interest and financing expenses (3)                                                     13,265                          14,484
Gain on sales of businesses (4)                                                        (23,427)                         (8,400)
Other income, net                                                                       (4,468)                         (1,434)
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of accounting changes                 131,593                          89,381
Income taxes (5)                                                                        53,363                          38,103
------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes                                   78,230                          51,278
Cumulative effect of accounting changes for: (6)
     Postretirement health benefits (net of tax)                                            --                              --
     Deferred income taxes                                                                  --                              --
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                          $   78,230                      $   51,278
==============================================================================================================================


Financial Position and Other Data(1)
Total assets                                                                        $1,204,491                      $1,139,190
Operations:
     Working capital                                                                $  234,568                      $  213,038
     Current ratio                                                                   2.21 to 1                       2.20 to 1
     Depreciation and amortization                                                  $   94,131                      $   93,276
     Capital expenditures                                                           $  112,412                      $   70,379
     Acquisitions of businesses                                                     $    2,138                      $    5,818
     Research and development expenses                                              $   29,541                      $   28,063
     Gross margin as a % of net sales                                                     22.3                            22.7
Total long-term debt (3)                                                            $  217,112                      $  256,462
Equity (7)                                                                          $  622,566                      $  545,009
Total long-term debt as a % of total capitalization                                       25.9                            32.0

Common Stock (8)
Earnings per share                                                                  $     1.18
Shares used to compute earnings per share                                               66,352
Cash dividends declared per share                                                   $      .21                      $      .20
Shareholders' equity per share                                                      $     9.42                      $     8.25
Return on equity                                                                          13.4%                            8.2%
==============================================================================================================================


                                                                                        Albemarle Corporation and Subsidiaries
------------------------------------------------------------------------------------------------------------------------------
(In Thousands Except Per-Share Amounts)
Years Ended December 31                                                                    1993                            1992
-------------------------------------------------------------------------------------------------------------------------------

Results of Operations (1)
Net sales                                                                               $  903,418                     $818,223
Costs and expenses                                                                         847,434                      756,784
Special charges (2)                                                                          7,322                           --
-------------------------------------------------------------------------------------------------------------------------------
     Operating profit                                                                       48,662                       61,439
Interest and financing expenses (3)                                                          7,797                        4,923
Gain on sales of businesses (4)                                                                 --                           --
Other income, net                                                                           (1,640)                     (1,998)
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of accounting changes                      42,505                       58,514
Income taxes (5)                                                                            20,695                       16,771
-------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes                                       21,810                       41,743
Cumulative effect of accounting changes for: (6)
     Postretirement health benefits (net of tax)                                             --                         (18,548)
     Deferred income taxes                                                                   --                          16,632
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              $   21,810                    $  39,827
===============================================================================================================================


Financial Position and Other Data(1)
Total assets                                                                            $1,084,960                     $937,524
Operations:
     Working capital                                                                    $  181,622                     $163,221
     Current ratio                                                                       2.25 to 1                    2.28 to 1
     Depreciation and amortization                                                      $   88,460                    $  74,028
     Capital expenditures                                                               $   88,085                    $  99,563
     Acquisitions of businesses                                                         $  116,631                           --
     Research and development expenses                                                  $   30,303                    $  31,997
     Gross margin as a % of net sales                                                         21.3                         22.8
Total long-term debt (3)                                                                $   95,447                     $114,937
Equity (7)                                                                              $  700,233                     $589,791
Total long-term debt as a % of total capitalization                                           12.0                         16.3

Common Stock (8)
Earnings per share
Shares used to compute earnings per share
Cash dividends declared per share
Shareholders' equity per share
Return on equity                                                                               3.4%                         7.1%
================================================================================================================================

(5) 1993 income taxes include a nonrecurring deferred income tax charge of $2,249 required by FASB Statement No. 109, resulting from changes in federal income tax legislation, which increased the corporate income tax rate in 1993.

(6) Change in accounting for postretirement health benefits ($29,377 before income taxes) and deferred income taxes in accordance with FASB Statements 106 and 109, respectively, applied retroactively to January 1, 1992.

(7) 1996 equity includes the effects of the purchase of 9,484,465 common shares through a tender offer concluded on April 1, 1996, and additional second and third quarter purchases of 275,400 and 1,481,100 common shares, respectively. 1994 equity includes a $303.4 million reduction for debt transferred in connection with the spin-off of the Company from Ethyl, as well as the effect of the sale of 6,863,416 new shares of the Company's common stock on May 11, 1994, in a private placement for $100 million.

(8) No annual earnings per share and shareholders' equity per share information is presented for the historical results of operations of the Company and the predecessor businesses while a part of Ethyl since the Company had no separate capital structure until March 1, 1994.




Financial Review
--------------------------------------------------------------------------------

   Albemarle Corporation ("the Company" or "Albemarle") became an independent company upon the spin-off by Ethyl Corporation ("Ethyl") of its olefins and derivatives, bromine chemicals and specialty chemicals businesses ("the predecessor businesses"). At the close of business on February 28, 1994, Ethyl distributed to its common shareholders all of the outstanding common shares of Albemarle.
   On March 1, 1996, the Company sold its alpha olefins, poly alpha olefins and synthetic alcohols businesses ("Olefins Business") to Amoco Chemical Company ("Amoco"). After the sale, Albemarle is engaged in the bromine chemicals and specialty chemicals businesses.
   In the financial data and the discussion that follows, analysis of certain significant factors affecting the Company's results of operations during the periods included in the accompanying consolidated statements of income and changes in the Company's financial condition is made on a historical basis. Historical results of Albemarle include the consolidated actual operations, assets and liabilities of the Company for the years ended December 31, 1996 and 1995, the ten months ended December 31, 1994, and the combined historical operations, assets and liabilities of the predecessor businesses while a part of Ethyl for the two months ended February 28, 1994. For simplicity of presentation, these financial statements for all periods are collectively referred to as consolidated financial statements. Information about net sales, operating profit, capital expenditures and geographical areas also is presented. In addition, a discussion of consolidated financial condition and sources of additional capital is included under a separate heading, "Financial Condition and Liquidity" on page 12. Unaudited pro forma condensed consolidated statements of income for the years ended December 31, 1996 and 1995, which the Company believes are important to enable the reader to obtain a meaningful understanding of Albemarle's results of operations excluding the Olefins Business, are included in Note 18 "Supplemental Pro Forma Condensed Consolidated Financial Information (Unaudited)" of the Notes to the Consolidated Financial Statements on pages 36 and 37. The unaudited pro forma condensed consolidated statements of income are for informational purposes only and do not purport to be indicative of the Company's future consolidated results of operations nor what the consolidated results of operations would have been had Albemarle operated without the Olefins Business for all of 1996 and 1995.


Net Sales
(In Millions)

[graph]

1994    1995   1996
1,080   1,244   854

* On March 1, 1996 the Company sold the Olefins Business


RESULTS OF OPERATIONS

Net Sales

   Net sales for 1996 amounted to $854.5 million, down from $1,244.2 million in 1995. Excluding net sales of the Olefins Business sold March 1, 1996, and the electronic materials business sold July 31, 1995, Albemarle's net sales for 1996 would have shown an increase of five percent from 1995 due primarily to higher shipments of organometallics and a higher sales mix of bromine fine chemicals, partly offset by lower shipments and prices of flame retardants and pharmaceutical intermediates.
   Net sales for 1995 increased $163.3 million (15%) from 1994 due to both higher shipments and improved pricing primarily in linear alpha olefins, flame retardants and poly alpha olefins, offset in part by lower shipments of pharmaceutical intermediates and the exclusion of sales from the Solimide(R) and electronic materials businesses which were sold in September 1994 and July 1995, respectively. In 1995 linear alpha olefins sales as a percent of total sales amounted to 25% versus 23% in 1994.

Operating Costs and Expenses

   Cost of goods sold in 1996 decreased $355.9 million from 1995 primarily due to the absence of shipments of the Olefins Business for ten months in 1996 and the electronic materials business for all of 1996 versus 1995 and higher foreign exchange gains in 1996 with the result that the gross profit margin increased to 28.5% in 1996 from 22.3% in 1995. The reductions in 1996 cost of goods sold were partially offset by higher costs in pharmaceutical intermediates, related primarily to naproxen sampling and start-up costs, as well as higher operating costs resulting from underutilization of assets in flame retardants in 1996. Average energy unit costs were higher in 1996. Both natural gas and electricity prices were higher in 1996 than in the prior year. Raw material prices were generally lower in 1996 than in the prior year with ethylene, aluminum, potassium chloride and phthalic anhydride having the largest decreases.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries

   Cost of goods sold in 1995 increased $131.9 million (16%) from the 1994 period, with the result that the gross profit margin decreased slightly to 22.3% in the 1995 period from 22.7% in the 1994 period. The increase in cost of goods sold in 1995 reflects increased shipments (up 9% from 1994) and higher raw material costs, mainly ethylene. Higher production also led to improved operating rates. Ethylene and caustic costs were higher in 1995 versus 1994 while chlorine costs were lower. Average energy unit costs were lower in 1995. Both natural gas and electricity prices were lower in 1995 than in the prior year. The increase in ethylene prices, which began in 1994, peaked during early 1995 while supplies were still limited. However, during the second half of 1995 ethylene prices started to decline due to increased capacity. Albemarle obtained ethylene from several large suppliers, but the majority came from two suppliers under long-term contracts.

   Selling, general and administrative expenses, combined with research and development expenses, decreased $10.4 million (6%) in 1996 from 1995, primarily due to lower employee related expenses as a result of the March 1, 1996, sale of the Olefins Business and the July 31, 1995, sale of the electronic materials business, offset in part by normal salary increases and the expense associated with the exercise of certain stock appreciation rights and the award of restricted stock. This compares to a $8.5 million (6%) increase in 1995 from 1994 due mainly to increased technical services expenses, normal salary increases and the inclusion of Albemarle Asano Corporation ("Albemarle Asano") beginning July 1, 1994. As a percentage of net sales, selling, general and administrative expenses, including research and development expenses, increased to 17.5% in 1996 from 12.9% in 1995 versus 14% in 1994.

Operating Profit

   Operating profit in 1996 decreased 20% from 1995. Excluding the results of businesses sold, operating profit was also down significantly primarily due to lower shipments and higher costs in pharmaceutical intermediates and flame retardants. Pharmaceutical intermediate costs were higher primarily due to the expenses associated with commercializing naproxen for introduction in mid 1997 while the flame retardants business was heavily impacted by a lengthy slowdown in the electronics industry resulting in higher costs associated with the underutilization of assets.

   Operating profit in 1995 increased 24% from 1994. Most of this increase was the result of both higher shipments and improved pricing, especially in flame retardants. Higher shipments in European-based bromine fine chemicals and special intermediates contributed to the favorable results while pharmaceutical intermediates and potassium and chlorine shipments were down.

Interest and Financing Expenses and Other Income

   Interest and financing expenses in 1996 decreased $10.7 million from 1995 primarily due to lower average debt outstanding, reflecting paydown of debt with proceeds from the sale of the Olefins Business. This compared to a $1.2 million decrease in 1995 from 1994, due to lower average debt outstanding, offset in part by higher average interest rates.

   Other income, net, decreased to $4.0 million in 1996 from $4.5 million in 1995, which increased $3.1 million from $1.4 million in 1994, due primarily to interest income of $1.7 million on the Company's variable-rate notes receivable obtained in connection with the sale of the electronic materials business. (See
Note 12 "Special Items" of the Notes to the Consolidated Financial Statements on pages 33 and 34.)

Operating Profit
(In Millions)

[graph]
1994    1995    1996
93      117     94


Gain on Sale of Businesses

   The Company's 1996 earnings include a gain of approximately $158.2 million ($94.4 million after income taxes) on the sale of the Olefins Business. In 1995 the Company's earnings included a gain of approximately $23.4 million ($14.5 million after income taxes) on the sale of the electronic materials business and in 1994 the Company recorded a gain on the sale of its Solimide business of approximately $8.4 million ($6.7 million after income taxes). (See Note 12 "Special Items" of the Notes to the Consolidated Financial Statements on pages 33 and 34.)

Income Taxes
   Income taxes in 1996 increased $43.7 million (82%) compared to 1995 on a 92% increase in pre-tax income while the effective income tax rate was 38.3% in 1996 versus a 40.6% rate for 1995.

Financial Review
--------------------------------------------------------------------------------


The 1996 rate was lower than the 1995 rate due primarily to improved earnings in the Company's Belgian subsidiary while the 1995 rate was affected by a deferred income tax charge of approximately $2.9 million recognized in 1995 as a result of an increase in the French statutory tax rate.

   Income taxes in 1995 increased $15.3 million (40%) compared to 1994 on a 47% increase in pre-tax income. The 1995 effective income tax rate of 40.6% was lower than the 42.6% rate for 1994. The 1995 rate was favorably impacted by lower net operating losses experienced by the Belgian subsidiary, offset in part by an increase in the French statutory tax rate, while the 1994 rate was affected by a lower tax rate on the gain on the sale of the Solimide business (resulting from a higher tax basis than book basis). Excluding the gain on the sale mentioned above, the effective tax rate in 1994 would have been 44%.


R&D Spending
(In Millions)

[graph]
1994    1995    1996
50.0    51.9    43.7

(Before adjustments to conform to FASB Statement No.2)



   The tax rates for 1995 and 1994 were higher than normal due to the absence of a full tax benefit on the Company's Belgian subsidiary's operating losses. The Company provided valuation allowances in these years against the deferred tax assets related to these net operating losses due to the uncertainty of the assets' realization. (See Note 11 "Income Taxes" of the Notes to the Consolidated Financial Statements on pages 32 and 33 for details of changes in effective income tax rates.)

OUTLOOK

   Looking back, 1996 was a difficult year. However, as the Company moves into 1997 and beyond, the focus will be on plant efficiencies, cost reductions and growth based upon the introduction of new products. Albemarle's business units, in partnership with Research and Development activities, have set a long-term objective once the program is completely on stream to create each year new products approaching $100 million in sales. The Company also is planning to work with those global customers who desire to outsource more of their product manufacturing, especially in the bromine area.

   In Bromine Chemicals, plans call for new flame retardant and bromine fine chemicals products. The Company also plans to broaden its long-range portfolio with non-halogen flame retardants to supplement bromine-based flame retardants and to expand the portfolio of surface active agents involving bromine chemistry, such as ABZOL(TM) cleaners.

   In Specialty Chemicals, the Company is pleased with last year's introduction of a new agricultural intermediate, a urease inhibitor for use with nitrogen-based fertilizers, and expects to continue commercial-scale trials and expanded testing in 1997. In pharmaceuticals, the Company plans to start up commercial production of bulk naproxen with initial sales expected to start in mid-year 1997 as customers obtain U.S. Food and Drug Administration approval. In special intermediates, the Company expects increased sales from ETHACURE 300(R) curative, a more environmentally friendly urethane curative used in cast elastomers. In the catalyst area, the program for new metallocene catalysts continues to develop with the aim of the Company's becoming a full service catalyst supplier to the polymer industry.

   Although the Company has no acquisitions to announce, management continues to pursue possible acquisitions in broad areas including high value polymer additives, non-polymer markets, special fine chemicals and new technologies/companies that fit with our core competencies.

FINANCIAL CONDITION
AND LIQUIDITY

   Cash and cash equivalents at December 31, 1996, were $14.2 million, which represents a decrease of $18.9 million from $33.1 million at year-end 1995. Cash provided from operations was $28.5 million which included installment income tax payments of $79.4 million on the gain from the sale of the Olefins Business. Excluding the impact of the installment income tax payments, which were paid from the proceeds on the sale of the Olefins Business, cash flows from operations would have been $107.9 million, which together with $27.3 million of proceeds from borrowings, were used to cover operating activities in 1996, including a working capital increase (reflecting mainly higher accounts receivable and inventories), capital expenditures, payment of quarterly dividends to common shareholders, and purchase of 1,756,500 shares of common stock for $32.1 million. Proceeds from the sale of the Olefins Business of $487.3 million, net of expenses and trade payables paid by the Company,

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries

supplemented by $18.9 million from cash on hand, were used to purchase 9,484,465 shares of common stock, repay long-term debt and pay income tax installments related to the sale.

    Cash flows provided from operating activities of $116.2 million for the year ended December 31, 1995, together with the prepayment of long-term notes of $55 million and cash proceeds of $4.2 million from the sale of the electronic materials business, were sufficient to cover operating activities in 1995, including a working capital increase (reflecting mainly higher inventories and accounts receivable, offset in part by an increase in accrued expenses), capital expenditures, payment of quarterly dividends to common shareholders and repayment of a portion of long-term debt.

   The Company anticipates that cash provided from operations in the future will be sufficient to cover its operating expenses, debt service obligations and dividend payments to common shareholders.

   The noncurrent portion of the Company's long-term debt amounted to $24.4 million at December 31, 1996, compared to $200.1 million at the end of 1995. The Company's total long-term debt, including the current portion, as a percentage of total capitalization at December 31, 1996, was approximately 5.9%. (See Note 7 "Long-Term Debt" of the Notes to the Consolidated Financial Statements on pages 25 and 26 for details of the Company's long-term borrowings.)

   The Company, at December 31, 1996, had the flexibility to borrow up to a total of $500 million (no amounts outstanding at December 31, 1996) under its Competitive Advance and Revolving Credit Facility Agreement ("Credit Agreement"). The Credit Agreement contains certain covenants typical for a credit agreement of its size and nature, including financial covenants requiring the Company to maintain consolidated indebtedness (as defined) of not more than 60% of the sum of the Company's consolidated shareholders' equity (as defined) and consolidated indebtedness. The amount and timing of any borrowings will depend on the Company's specific cash requirements.

   The Company's foreign currency translation adjustments, net of related deferred taxes, at December 31, 1996, decreased from December 31, 1995, primarily due to the strengthening of the U.S. dollar.

   Capital expenditures in 1996 of $90.4 million were significantly lower than the 1995 level of $112.4 million. The Company's capital spending program is expected to increase modestly over the next few years based on 1996 expenditures. This increase is expected to expand capacities at existing facilities to support an expected increase in sales. Capital spending for environmental and safety projects is expected to be about the same over the next few years. Future capital spending is expected to be financed primarily with cash provided from operating activities, with the balance, if necessary, provided by additional long-term debt. The Company continues to evaluate potential acquisitions of facilities and/or businesses, particularly in areas which our know-how adds value.

Environmental Matters
   The Company is subject to federal, state, local and foreign requirements regulating the handling, manufacture or use of materials (some of which may be classified as hazardous or toxic by one or more regulatory agencies), the discharge of materials into the environment and the protection of the environment. To the best of the Company's knowledge, Albemarle is currently complying with and expects to continue to comply in all material respects with all existing environmental laws, regulations, statutes and ordinances. Such compliance with federal, state, local and foreign environmental protection laws has not in the past had, and is not expected to have in the future, a material effect on earnings or the competitive position of Albemarle.

   Among other environmental requirements, the Company is subject to the federal Superfund law, and similar state laws, under which the Company may be designated as a potentially responsible party ("PRP") and may be liable for a share of the costs associated with cleaning up various hazardous waste sites. Management believes that in most cases, the Company's participation is de minimis. Further, almost all such sites represent environmental issues that are quite mature and have been investigated, studied, and in many cases, settled by the Company or its predecessor company. In de minimis PRP matters, the Company's policy generally is to negotiate a consent decree and to pay any apportioned settlement, enabling the Company to be effectively relieved of any further liability as a PRP, except for remote contingencies. In other than de minimis PRP matters, the Company's records indicate that unresolved exposures should be immaterial. The Company accrues and expenses its proportionate share of PRP costs in accordance with FASB Statement No. 5 "Accounting for Contingencies" and FASB Interpretation No. 14. Because management has been actively involved in evaluating environmental matters, the Company is able to conclude that the outstanding environmental liabilities for unresolved PRP sites should not be material.

Financial Review
--------------------------------------------------------------------------------


   The Company's environmental and safety operating costs charged to expense, which are not considered to be normal operating costs, were approximately $11.5 million in 1996 versus approximately $9.0 million in 1995 and $8.9 million in 1994, excluding depreciation of previous capital expenditures, and are expected to be in the same range in the next few years. Costs for remediation have been accrued and payments related to sites are charged against accrued liabilities, which at December 31, 1996, totaled approximately $8.2 million. There is a reasonable possibility that future remediation costs in excess of amounts already recorded could be up to $7.0 million before income taxes. However, the Company believes that any sum it may be required to pay in connection with environmental remediation matters in excess of the amounts recorded would occur over a period of time and should not have a material adverse impact on its financial condition or results of operations, but could have a material adverse impact in a particular quarterly reporting period.

   Capital expenditures for pollution-abatement and safety projects for the Company, including such costs that are included in other projects, were approximately $14.7 million, $22 million and $20.3 million in 1996, 1995 and 1994, respectively. For each of the next few years, capital expenditures for these types of projects are likely to be in the same range. Management's estimates of the effects of compliance with governmental pollution-abatement and safety regulations are subject to (i) the possibility of changes in the applicable statutes and regulations or in judicial or administrative construction of such statutes and regulations, and (ii) uncertainty as to whether anticipated solutions to pollution problems will be successful, or whether additional expenditures may prove necessary.


Capital Expenditures
(In Millions)
[graph]

1994    1995    1996
68      112     90


Geographic Areas

   The following discussion is based on information provided in Note 17 "Geographic Area Information" of the Notes to the Consolidated Financial Statements on pages 35 and 36.

   Domestic operating profit includes profit from U.S. export sales and profit from sales to foreign affiliates of products that are resold in foreign markets. Intercompany transfers from foreign areas to the United States are not material.

   Export sales decreased 36% in 1996 from 1995 primarily due to the sale of the Olefins Business. In 1995 export sales decreased 5% from 1994 primarily due to the absence of export sales to Japan since all sales in 1995 in Japan were made by the Company's Japanese subsidiary, Albemarle Asano.

   Sales of foreign subsidiaries for 1996 decreased 33% from 1995 primarily due to the absence, after March 1, 1996, of sales by Albemarle S.A. related to the Olefins Business sold. In 1995, sales of foreign subsidiaries increased 44% from 1994, primarily due to an increase in olefins and derivatives sales by Albemarle S.A. and the inclusion of Albemarle Asano sales beginning July 1, 1994.

   The operating results of the foreign operations were profitable in 1996 versus operating losses in the previous two years. Operating profit for 1996 reflects favorable foreign exchange gains and the effects in Belgium of the sale of the Olefins Business. The foreign operating loss for 1995 decreased 91% from 1994 reflecting primarily increased operating rates at the Feluy, Belgium, facility.

   Total assets were $846.3 million at the end of 1996 versus $1,204.5 million at the end of 1995 and $1,139.2 million at the end of 1994. Identifiable assets in the U.S. decreased $118.2 million in 1996 from 1995 primarily due to the sale of the Olefins Business, while 1995 showed an increase of $39.3 million from 1994. Foreign identifiable assets decreased in 1996 from 1995 by $240.1 million also due primarily to the sale of the Olefins Business, but increased by $26.0 million in 1995 from 1994 mainly due to an increase in inventories.

How Albemarle Used The Revenues It Received*
--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries




(In Millions) (Unaudited)                           1996                      1995
-----------------------------------------------------------------------------------------

[]  Materials, services, etc.                 $ 480.2      55.9%      $ 776.5     62.1%

[]  Payrolls & employee benefits                185.7      21.6         220.5     17.7

[]  Current income & other taxes                 55.7       6.5          81.3      6.5

[]  Regular dividends declared                   14.5       1.7          13.9      1.1

[]  Interest expense                              2.5       0.3          13.3      1.1

[]  For use in the business including
    expansion & modernization                   119.9      14.0         143.2     11.5
                                              -------------------------------------------

   Total revenues                             $ 858.5     100.0%     $1,248.7    100.0%
                                              ===========================================



* Excludes the proceeds from the March 1, 1996, sale of the Olefins Business and the July 31, 1995, sale of the electronic materials business.

Shareholder Data & Market Prices of Common Stock
--------------------------------------------------------------------------------

The Company's common stock is traded primarily on the New York Stock Exchange under the symbol ALB. There were 55,046,183 shares of common stock held by 9,847 shareholders of record as of December 31, 1996.

DIVIDEND INFORMATION & SHAREHOLDERS' EQUITY PER SHARE

   The Company's current common stock dividend rate is $.28 per share on an annual basis after the Board of Directors on August 28, 1996, increased the quarterly dividend rate, payable October 1, 1996, by 27%, from $.055 to $.07 per share. The Company's quarterly dividend rate, payable October 1, 1995, was previously increased on July 27, 1995 from $.05 to $.055, or 10%.

   Shareholders' equity per share at December 31, 1996, was $9.18, down 2.5% from $9.42 at December 31, 1995, primarily reflecting the impact of the purchase of 9,484,465 common shares through a tender offer concluded on April 1, 1996, and additional second and third quarter purchases of 275,400 and 1,481,100 common shares, respectively. The December 31, 1995 shareholders' equity per share of $9.42 was up 14.2% from $8.25 at December 31,1994.

MARKET PRICES OF COMMON STOCK
(In Dollars)


1996
----------------------------------------------------------------------------------------------------------------
Quarter                                            High                Low              Close
----------------------------------------------------------------------------------------------------------------

First                                              22 3/4             17 1/4            22 3/8
Second                                             24 1/8             18 1/4            18 1/4
Third                                              19 1/4             14 3/8            17 1/8
Fourth                                             19 1/8             15 1/2            18 1/8
----------------------------------------------------------------------------------------------------------------

1995
----------------------------------------------------------------------------------------------------------------
Quarter                                            High                Low              Close
----------------------------------------------------------------------------------------------------------------
First                                              14 1/2             12 1/4            12 3/4
Second                                             16 1/8             12 5/8            15 5/8
Third                                              19 1/4             15 1/8            18 3/4
Fourth                                             20                 16 1/4            19 3/8
----------------------------------------------------------------------------------------------------------------


Consolidated Balance Sheets
-------------------------------------------------------------------------

(In Thousands of Dollars)
---------------------------------------------------------------------------------------------------------------------------
December 31                                                                                   1996                 1995
---------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                                                             $     14,242         $     33,130
   Accounts receivable, less allowance for doubtful accounts
      (1996 - $1,290;  1995 - $1,615)                                                         141,293              198,125
   Inventories:
      Finished goods                                                                           58,271              137,950
      Raw materials                                                                            10,148               15,125
      Work-in-process                                                                             247                  151
      Stores, supplies and other                                                               15,833               24,371
---------------------------------------------------------------------------------------------------------------------------
                                                                                               84,499              177,597
   Deferred income taxes and prepaid expenses                                                  19,107               19,935
---------------------------------------------------------------------------------------------------------------------------

      Total current assets                                                                    259,141              428,787
---------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost                                                      1,148,832            1,493,846
   Less accumulated depreciation and amortization                                            (653,108)            (807,951)
---------------------------------------------------------------------------------------------------------------------------

      Net property, plant and equipment                                                       495,724              685,895
---------------------------------------------------------------------------------------------------------------------------

Other assets and deferred charges                                                              68,304               60,814
Goodwill and other intangibles - net of amortization                                           23,092               28,995



---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                               $  846,261           $1,204,491
===========================================================================================================================


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries

---------------------------------------------------------------------------------------------------------------------------
December 31                                                                                   1996                 1995
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                        $   66,968          $   102,788
   Long-term debt, current portion                                                              7,457               17,020
   Accrued expenses                                                                            55,783               65,017
   Dividends payable                                                                            3,853                3,634
   Income taxes payable                                                                        13,887                5,760


---------------------------------------------------------------------------------------------------------------------------

      Total current liabilities                                                               147,948              194,219
---------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                                 24,406              200,092
Other noncurrent liabilities                                                                   64,166               54,512
Deferred income taxes                                                                         104,543              133,102
Shareholders' equity:
   Common stock, $.01 par value, issued - 55,046,183 in 1996
      and 66,076,853 in 1995                                                                      550                  661
   Additional paid-in capital                                                                 250,890              498,827
   Foreign currency translation adjustments                                                    16,677               27,604
   Retained earnings                                                                          237,081               95,474
---------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                              505,198              622,566
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                  $ 846,261           $1,204,491
===========================================================================================================================

           See accompanying notes to the consolidated financial statements.

Consolidated Statements Of Income
------------------------------------------------------------------------


(In Thousands Except Per-Share Amounts)
---------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                     1996               1995                 1994
---------------------------------------------------------------------------------------------------------------------------

Net sales                                                                 $ 854,481          $1,244,222         $1,080,922
Cost of goods sold                                                          611,353             967,204            835,350
---------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                             243,128             277,018            245,572

Selling, general and administrative expenses                                119,260             130,514            123,478
Research and development expenses                                            30,442              29,541             28,063
---------------------------------------------------------------------------------------------------------------------------
   Operating profit                                                          93,426             116,963             94,031

Interest and financing expenses                                               2,529              13,265             14,484
Gain on sales of businesses                                                (158,157)            (23,427)            (8,400)
Other income, net                                                            (4,025)             (4,468)            (1,434)
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                  253,079             131,593             89,381
Income taxes                                                                 97,020              53,363             38,103
---------------------------------------------------------------------------------------------------------------------------

Net income                                                                $ 156,059        $     78,230       $     51,278
===========================================================================================================================
Earnings per share (See Note 1)                                           $    2.65        $       1.18
=========================================================================================================
Shares used to compute earnings per share                                    58,842              66,352
===========================================================================================================================
Cash dividends declared per share of common stock                         $     .25        $        .21       $        .20
===========================================================================================================================

              See accompanying notes to the consolidated financial statements.

                                       18



Consolidated Statements Of Changes In Shareholders' Equity
--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries



(In Thousands of Dollars Except Share Data)
---------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                    1996                     1995                      1994
---------------------------------------------------------------------------------------------------------------------------
                                                     Shares      Amounts     Shares      Amounts       Shares      Amounts
---------------------------------------------------------------------------------------------------------------------------

Common stock (authorized 150,000,000 shares)
Beginning balances                                66,076,853  $     661    66,067,881  $    661             --   $      --
Issued upon exercise of stock options and SARs       178,840          2         8,972        --             --          --
Award of restricted stock                             34,680         --            --        --             --          --
Shares issued pursuant to spin-off from Ethyl             --         --            --        --     59,207,385     399,957
Shares purchased and retired                     (11,244,190)      (113)           --        --         (2,920)        (39)
Private placement of common stock, net                    --         --            --        --      6,863,416      99,468
Adjustment from no par value to $.01 per share            --         --            --        --             --    (498,725)
---------------------------------------------------------------------------------------------------------------------------
   Ending balances                                55,046,183        550    66,076,853       661     66,067,881         661
---------------------------------------------------------------------------------------------------------------------------

Additional paid-in capital
Beginning balances                                              498,827                 498,725                         --
Exercise of stock options and SARs                                2,636                     102                         --
Award of restricted stock                                           832                      --                         --
Shares purchased and retired                                   (251,405)                     --                         --
Adjustment from no par value to $.01 per share                       --                      --                    498,725
---------------------------------------------------------------------------------------------------------------------------
   Ending balances                                              250,890                 498,827                    498,725
---------------------------------------------------------------------------------------------------------------------------

Foreign currency translation adjustments
Beginning balances                                               27,604                  14,505                     (2,545)
Translation adjustments                                         (10,927)                 13,099                      7,445
Reclass from Ethyl's equity investment                               --                      --                      9,605
---------------------------------------------------------------------------------------------------------------------------
   Ending balances                                               16,677                  27,604                     14,505
---------------------------------------------------------------------------------------------------------------------------

Ethyl's equity investment
Beginning balances                                                   --                      --                    702,778
Net income for two months ended February 28, 1994                    --                      --                      7,290
General corporate expense allocations from Ethyl                     --                      --                      2,194
Cash transfers from Ethyl                                            --                      --                        700
Reclass of foreign currency translation adjustment                   --                      --                     (9,605)
Debt assumed from Ethyl prior to spin-off                            --                      --                   (303,400)
Distribution of Ethyl's investment in the Company                    --                      --                   (399,957)
---------------------------------------------------------------------------------------------------------------------------
   Ending balances                                                   --                      --                         --
---------------------------------------------------------------------------------------------------------------------------

Retained earnings
Beginning balances                                               95,474                  31,118                         --
Net income for years ended 1996 and 1995, and ten
   months ended December 31, 1994, respectively                 156,059                  78,230                     43,988
Cash dividends declared                                         (14,452)                (13,874)                   (12,870)
---------------------------------------------------------------------------------------------------------------------------
   Ending balances                                              237,081                  95,474                     31,118
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                     $505,198                $622,566                   $545,009
===========================================================================================================================

      See accompanying notes to the consolidated financial statements.

Consolidated Statements Of Cash Flows
------------------------------------------------------------------------------
                                        Albemarle Corporation and Subsidiaries


(In Thousands of Dollars)
---------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                          1996               1995             1994
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                               $  33,130          $  32,114         $  32,488
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                  156,059             78,230            51,278
   Adjustments to reconcile net income to cash flows
      from operating activities:
         Depreciation and amortization                                          71,044             94,131            93,276
         Gain on sales of businesses                                          (158,157)           (23,427)           (8,400)
         Deferred income taxes                                                 (21,404)            (2,368)           (5,172)
         Change in assets and liabilities, net of effects of sales
             of businesses and acquisition:
               (Increase) in accounts receivable                                (9,830)           (11,190)          (39,203)
               (Increase) in inventories                                        (3,234)           (27,807)          (13,546)
               Increase in accounts payable                                     13,001                686            19,803
               (Decrease) increase in accrued expenses                         (11,596)            10,182             3,505
               Other, net                                                       (7,414)            (2,200)            9,194
---------------------------------------------------------------------------------------------------------------------------
               Net cash provided from operating activities                      28,469            116,237           110,735
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                        (90,439)          (112,412)          (70,379)
   Acquisition of business                                                          --             (2,138)           (5,818)
   Proceeds from sales of businesses, net of expenses and $42,297
       of trade accounts payable paid by the Company in 1996                   487,345              4,195            19,850
   Collections on notes receivable from sale of business                            --             55,000                --
   Other, net                                                                    2,318              1,592             2,349
---------------------------------------------------------------------------------------------------------------------------
               Net cash provided from (used in) investing activities           399,224            (53,763)          (53,998)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Purchases of common stock                                                  (251,518)                --                --
   Repayments of long-term debt                                               (210,069)           (48,254)         (157,524)
   Proceeds from borrowings                                                     27,341                237             5,991
   Dividends paid                                                              (14,233)           (13,543)           (9,567)
   Proceeds from private placement of common stock, net                             --                 --            99,468
   Net settlements with Ethyl Corporation                                           --                 --             4,560
   Other, net                                                                    1,898                102               (39)
---------------------------------------------------------------------------------------------------------------------------
               Net cash (used in) financing activities                        (446,581)           (61,458)          (57,111)
---------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                               (18,888)             1,016              (374)
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $  14,242          $  33,130         $  32,114
===========================================================================================================================

        See accompanying notes to the consolidated financial statements.

Notes To The Consolidated Financial Statements
--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries


NOTE 1 - Summary of Significant Accounting Policies:
--------------------------------------------------------------------------------

Consolidation

   The consolidated financial statements include the accounts and operations of Albemarle Corporation and all of its wholly-owned and majority-owned subsidiaries ("the Company" or "Albemarle"). All significant intercompany accounts and transactions are eliminated in consolidation.

Basis of Presentation

   Albemarle Corporation became an independent company upon the spin-off by Ethyl Corporation ("Ethyl") of its olefins and derivatives, bromine chemicals and specialty chemicals businesses ("the predecessor businesses"). At the close of business on February 28, 1994, Ethyl distributed to its common shareholders all of the outstanding common shares of Albemarle. The distribution was made in the form of a tax-free dividend. One share of the Company's common stock was distributed to Ethyl common shareholders for every two shares of Ethyl common stock held.

   The accompanying financial statements include the combined accounts of the predecessor businesses while part of Ethyl for the two-month period ended February 28, 1994. For the period March 1, 1994, through December 31, 1994, all accounts of the Company and its subsidiaries are presented on a consolidated basis. For simplicity of presentation, these financial statements for all periods presented are collectively referred to as consolidated financial statements.

   Ethyl provided certain corporate general and administrative services to the predecessor businesses including legal, financial and other services for the two months ended February 28, 1994. These expenses were allocated to the predecessor businesses based upon the net sales of the predecessor businesses. Management considers this allocation methodology to yield a reasonable allocation of the general corporate expenses that were incurred by Ethyl on behalf of the predecessor businesses and reflects a reasonable estimate of the level of expenses that might have been incurred had the predecessor businesses operated on a stand-alone basis.

   On March 1, 1996, the Company sold its alpha olefins, poly alpha olefins and synthetic alcohols businesses ("Olefins Business") to Amoco Chemical Company ("Amoco"). Due to the significance of the sale on the operations of the Company, certain unaudited pro forma disclosures have been included. See Note 18 "Supplemental Pro Forma Condensed Consolidated Financial Information (Unaudited)".

   Certain amounts in the accompanying consolidated financial statements and notes thereto have been reclassified to conform to the current presentation.

Cash and Cash Equivalents

   Cash and cash equivalents in the accompanying consolidated financial statements consist of cash and time deposits of the Company for the years ended December 31, 1996 and 1995. Time deposits are stated at cost, which approximates market value.

Foreign Currency Translation Adjustments

   The assets and liabilities of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate in effect at the balance sheet dates, while income and expenses were translated at average rates for the periods presented. Translation adjustments [net of deferred income (tax benefits) taxes of $(6,675,000), $8,001,000, and $10,496,000 in 1996, 1995 and 1994, respectively] are reflected as foreign currency translation adjustments in the shareholders' equity section of the consolidated balance sheets and in the consolidated statements of changes in shareholders' equity and accordingly have no effect on net income. Transaction adjustments are included in income. Foreign currency transaction adjustments resulted in gains of $8,049,000 and $555,000 in 1996 and 1995, respectively, and a loss of $719,000 in 1994.

Inventories

   Inventories are stated at the lower of cost or market, with cost determined on the last-in, first-out ("LIFO") basis for substantially all domestic inventories except stores and supplies, and on either the weighted-average or first-in, first-out cost basis for other inventories. Cost elements included in finished goods and work-in-process inventories are raw materials, direct labor and manufacturing overhead. Raw materials include purchase and delivery costs. Stores and supplies include purchase costs.

--------------------------------------------------------------------------------

Property, Plant and Equipment

   Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in income. Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.

   The Company evaluates historical and expected undiscounted operating cash flows of the related business units or fair value of property, plant and equipment to determine the future recoverability of any property, plant and equipment recorded. For purposes of determining these evaluations, undiscounted cash flows are grouped at levels which management uses to operate the business, which in some cases include businesses on a worldwide basis. Recorded property, plant and equipment is reevaluated on the same basis at the end of each accounting period, if any significant permanent changes in business or circumstances have occurred which might impair recovery.

   The costs of brine wells, leases and royalty interests are primarily amortized over the estimated average life of the well. On a yearly basis, for all wells, this approximates a unit-of-production method based upon estimated reserves and production volumes.

Environmental Compliance and Remediation

   Environmental compliance costs include the cost of purchasing and/or constructing assets to prevent, limit and/or control pollution or to monitor the environmental status at various locations. These costs are capitalized and depreciated based on estimated useful lives.

   Environmental compliance costs also include maintenance and operating costs with respect to pollution prevention and control facilities and other administrative costs. Such operating costs are expensed as incurred.

   Environmental remediation costs of facilities used in current operations are generally immaterial and are expensed as incurred. Remediation costs and post-remediation costs at facilities or off-plant disposal sites that relate to an existing condition caused by past operations are accrued as liabilities and expensed when such costs are reasonably estimated.

Goodwill and Other Intangibles

   Goodwill and other intangibles consist principally of goodwill, sales contracts, product licenses and patents. Goodwill amounting to $18,026,000 and $20,547,000 at December 31, 1996 and 1995, respectively, net of accumulated amortization and effects of foreign currency translation adjustments, arose from the 1993 acquisition of Potasse et Produits Chimiques SA ("PPC") and is being amortized on a straight-line basis over periods of 16 to 20 years. Intangible assets ($5,066,000 and $8,448,000 at December 31, 1996 and 1995, respectively, net of accumulated amortization and effects of foreign currency translation adjustments) are amortized on a straight-line basis over periods from three to 17 years. Amortization of goodwill and other intangibles amounted to $4,255,000, $4,379,000 and $4,658,000 for 1996, 1995 and 1994, respectively. Accumulated amortization of goodwill and other intangibles was $31,361,000 and $27,164,000 at the end of 1996 and 1995, respectively.

   The Company evaluates historical and expected undiscounted operating cash flows of the related business units to determine the future recoverability of any goodwill recorded. For purposes of determining these evaluations, undiscounted cash flows are grouped at levels which management uses to operate the business, which in some cases include businesses on a worldwide basis. Recorded goodwill is reevaluated on the same basis at the end of each accounting period whenever any significant permanent change in business or circumstances has occurred which might impair recovery.

Research and Development Expenses

   Company-sponsored research and development expenses related to present and future products are expensed as incurred.

Interest Expense

   The Company's consolidated net income for the two months ended February 28, 1994 reflects foreign interest expense on foreign long-term debt instruments that were transferred to the predecessor businesses upon completion of the spin-off. Consequently, the interest expense reflected in the December 31, 1994, consolidated statement of income is not intended to reflect interest expense that the predecessor businesses may have incurred had the predecessor businesses been an independent company for the entire year. See Note 1 "Earnings Per Share and Selected Unaudited Pro Forma Data" which gives effect to interest expense under an assumed debt structure. As discussed in "Ethyl's Equity Investment," transactions with Ethyl were treated as if settled immediately through Ethyl's equity investment.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries

Pension Plans and Other Postretirement Benefits

   Annual costs of pension plans are determined actuarially based on Financial Accounting Standards Board ("FASB") Statement No. 87, "Employers' Accounting for Pensions" ("FASB Statement No. 87"). The Company's policy is to fund U.S. pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 and generally for obligations under its foreign plans to deposit funds with trustees and/or under insurance policies. Annual costs of other postretirement plans are accounted for based on FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("FASB Statement No. 106"). The policy of the Company is to fund postretirement health benefits for retirees on a pay-as-you-go basis.

Profit Sharing and Employee Savings Plan

   The Company's employees may participate in the Albemarle defined contribution 401(k) profit sharing and employee savings plan which is generally available to all full-time salaried and non-union hourly employees and to employees who are covered by a collective bargaining agreement pursuant to the terms of such agreement. The plan is funded with contributions by participants and the Company. Expenses recorded for the 401(k) plan by the Company approximated $4,900,000, $5,100,000 and $4,900,000 in 1996, 1995 and 1994, respectively.

Income Taxes

   Albemarle Corporation, as a parent company, and its domestic subsidiaries filed its first consolidated U.S. income tax return for the ten months ended December 31, 1994. Beginning in 1995, the Company and its subsidiaries filed consolidated U.S. Federal income tax returns and individual foreign income tax returns. The predecessor businesses taxable income for the two months ended February 28, 1994, was subject to inclusion in the Ethyl U.S. consolidated income tax return for the 1994 tax year. The provision for income taxes reflected in the accompanying consolidated financial statements for the two months ended February 28, 1994, represents the predecessor businesses' share of Ethyl's income tax expense which approximates the expense which would have been recognized had the predecessor businesses filed separate income tax returns. In connection with the spin-off, the Company and Ethyl entered into a tax sharing agreement whereby Ethyl agreed to indemnify and hold harmless the Company against all taxes attributable to the predecessor businesses prior to the spin-off, with the exception of the Company's subsidiaries which remained responsible for their taxes.

   Deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes, using the liability or balance sheet method. Such temporary differences result primarily from differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. It is the Company's policy to record deferred income taxes on any undistributed earnings of foreign subsidiaries that are not deemed to be, or are not intended to be, permanently reinvested in those subsidiaries.

Ethyl's Equity Investment

   Ethyl's equity investment reflects the historical activity between the predecessor businesses and Ethyl through February 28, 1994, the date of the spin-off. Transactions with Ethyl are reflected as though they were settled immediately as an addition to or reduction of Ethyl's equity investment and there are no amounts due to or from Ethyl at the end of any period. For various reasons, including the effect of purchase method adjustments, it was not practicable to determine the portion of Ethyl's equity investment represented by retained earnings.

Earnings Per Share and Selected Unaudited Pro Forma Data

   Annual earnings per share information has been omitted from the accompanying consolidated statement of income for the year ended December 31, 1994, since the Company as the predecessor businesses was not a separate entity with its own capital structure until March 1, 1994. (See "Basis of Presentation".) If the distribution of the Company's common stock to Ethyl shareholders had occurred as of January 1, 1994, and if certain interest charges had been incurred as of that date on the debt transferred under an assumed debt structure, a decrease in net income of $974,000 (net of tax benefits of $595,000) would have occurred, resulting in consolidated net income on a pro forma basis for the year ended December 31, 1994, of $50,304,000. Earnings per share on a pro forma basis would have been $.77 based on 66,276,000 shares assuming 6,863,416 new shares of common stock issued on May 11, 1994, in a private placement had been outstanding for the entire year with a further reduction in interest expense resulting from application of the $100 million in proceeds to long-term debt for the entire year.

--------------------------------------------------------------------------------


Derivative Instruments and Hedging of Foreign Currency Exposures

   The Company's current policy is to manage foreign currency exposure by maintaining assets and liabilities in approximate balance and to make use of derivative financial instruments only for the following:

   The Company and its Japanese subsidiary, Albemarle Asano Corporation ("Albemarle Asano"), make use of forward exchange contracts to manage the foreign currency activity and any exposures relating to intercompany transactions between the two entities. Gains and losses on forward exchange contracts are recognized currently in income. The Company had outstanding forward exchange contracts at December 31, 1996 totaling $9,300,000. For the years 1996 and 1995, the Company recognized $694,000 and $2,332,000, respectively, in income before income taxes on its forward exchange contracts.

Stock-Based Compensation

   FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("FASB Statement No. 123") encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB Opinion No. 25") and related interpretations (See Note 8, "Capital Stock"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the amount an employee must pay to acquire the stock over the quoted market price of the Company's stock at the date of the grant.

Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


NOTE 2 - Supplemental Cash Flow Information:
--------------------------------------------------------------------------------

   Supplemental information for the consolidated statements of cash flows is as follows:


(In Thousands)                                                                     1996             1995             1994
---------------------------------------------------------------------------------------------------------------------------

Cash paid during the year for:
   Income taxes (including amounts paid while part of Ethyl)                    $110,771          $49,439        $  44,543
   Interest and financing expenses (net of capitalization)                         2,910           13,382           16,130
Supplemental non-cash financing transaction:
   Assumption of debt in connection with spin-off from Ethyl                          --               --          303,400
===========================================================================================================================

   A reconciliation of the net change in Ethyl's equity investment to the cash flow effect of the net settlements with Ethyl for the two months ended February 28, 1994, is as follows:


(In Thousands)                                                                                                       1994
---------------------------------------------------------------------------------------------------------------------------

Net settlements with Ethyl                                                                                          $2,894
Foreign currency translation effect                                                                                  1,666
---------------------------------------------------------------------------------------------------------------------------
Cash flow effect of net settlements with Ethyl                                                                      $4,560
===========================================================================================================================


NOTE 3 - Inventories
--------------------------------------------------------------------------------

   Domestic inventories stated on the LIFO basis amounted to $35,167,000 and $85,770,000 at December 31, 1996 and 1995, respectively, which are below replacement cost by approximately $34,868,000 and $15,619,000, respectively. The sale of the Olefins Business and other management initiatives resulted in a liquidation of several LIFO layers. The liquidation effect on income before income taxes resulting from the sale of the Olefins Business was a charge of $14,817,000, which is reflected in the calculation of the gain from the sale. The remaining liquidation effect also resulted in a charge of $3,466,000 to income during 1996.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries

NOTE 4 - Deferred Income Taxes and Prepaid Expenses:
--------------------------------------------------------------------------------

   Deferred income taxes and prepaid expenses consist of the following:


(In Thousands)                                                                                      1996             1995
---------------------------------------------------------------------------------------------------------------------------

Deferred income taxes - current                                                                   $15,083          $13,940
Prepaid expenses                                                                                    4,024            5,995
---------------------------------------------------------------------------------------------------------------------------
   Total                                                                                          $19,107          $19,935
===========================================================================================================================



NOTE 5 - Property, Plant and Equipment:
--------------------------------------------------------------------------------


   Property, plant and equipment, at cost consist of the following:


(In Thousands)                                                                                     1996             1995
---------------------------------------------------------------------------------------------------------------------------
Land                                                                                         $     19,343     $     20,847
Land improvements                                                                                  39,291           44,441
Buildings                                                                                          88,281           95,614
Machinery and equipment                                                                           958,950        1,268,559
Construction in progress                                                                           42,967           64,385
---------------------------------------------------------------------------------------------------------------------------
   Total                                                                                       $1,148,832       $1,493,846
===========================================================================================================================

   The cost of the property, plant and equipment is depreciated, generally by the straight-line method, over the following useful lives: land improvements--5 to 30 years; buildings--10 to 40 years; and machinery and equipment--3 to 25 years.

   Interest capitalized on significant capital projects in 1996, 1995 and 1994 was $823,000, $2,260,000 and $987,000, respectively, while amortization of capitalized interest (which is included in depreciation expense) in 1996, 1995 and 1994 was $1,610,000, $2,841,000 and $2,709,000, respectively.


NOTE 6 - Accrued Expenses:
--------------------------------------------------------------------------------

   Accrued expenses consist of the following:


(In Thousands)                                                                                      1996             1995
---------------------------------------------------------------------------------------------------------------------------

Employee benefits, payroll and related taxes                                                      $21,958          $27,169
Taxes other than payroll                                                                            8,075           12,854
Other                                                                                              25,750           24,994
---------------------------------------------------------------------------------------------------------------------------
   Total                                                                                          $55,783          $65,017
===========================================================================================================================


NOTE 7 - Long-Term Debt:
--------------------------------------------------------------------------------

   Long-term debt consists of the following:

(In Thousands)                                                                                      1996             1995
---------------------------------------------------------------------------------------------------------------------------
Variable-rate bank loans                                                                          $16,300         $130,000
Foreign bank borrowings                                                                            14,392           85,919
Miscellaneous                                                                                       1,171            1,193
---------------------------------------------------------------------------------------------------------------------------
   Total                                                                                           31,863          217,112
Less amounts due within one year                                                                    7,457           17,020
---------------------------------------------------------------------------------------------------------------------------
   Long-term debt                                                                                 $24,406         $200,092
===========================================================================================================================

   Maturities of long-term debt for the next five years are as follows:
1997 - $7,457,000; 1998 - $430,000; 1999 - $434,000; 2000 - $389,000; 2001 -
$21,250,000 and 2002 through 2016 - $1,903,000.

-------------------------------------------------------------------------------


   On September 24, 1996, the Company entered into a new five-year, $500 million unsecured Competitive Advance and Revolving Credit Facility Agreement (the "Credit Agreement") with a consortium of banks at various interest rate options to replace its existing credit facility. No amounts were outstanding at December 31, 1996, under the Credit Agreement. The Credit Agreement contains certain covenants typical for a credit agreement of its size and nature, including financial covenants requiring the Company to limit consolidated indebtedness (as defined) to not more than 60% of the sum of the Company's consolidated shareholders' equity (as defined) and consolidated indebtedness. Amounts outstanding at September 24, 2001, mature on that date. At December 31, 1995, $100 million in borrowings under the predecessor credit agreement was outstanding. Part of the proceeds from the sale of the Olefins Business were used to retire this debt in 1996. The average interest rate on 1996 borrowings under the predecessor Credit Agreement was 6.1%.

   The Company has five additional agreements with banks which provide immediate uncommitted credit lines, on a short-term basis, up to a maximum of approximately $140 million at the individual bank's money market rate. At December 31, 1996, $16.3 million in borrowings from these agreements was outstanding which the Company has the ability to refinance with borrowings under the Credit Agreement. Therefore, these amounts have been classified as long-term debt. The average interest rate on borrowings under these agreements was 5.55% in 1996, with a year-end interest rate of 7.35% on balances outstanding at December 31, 1996.

   Foreign bank borrowings at December 31, 1996, consisted of 1.32 billion Japanese yen ($11.6 million) and 14.79 million French francs ($2.8 million).

   At December 31, 1995, foreign bank borrowings included 2.31 billion Belgian francs ($77.9 million) with the Generale de Banque, Brussels, Belgium. This debt was also retired in 1996 with part of the proceeds from the sale of the Olefins Business. The average interest rate on these borrowings while outstanding in 1996 was 3.38%.

NOTE 8 - Capital Stock:
--------------------------------------------------------------------------------


Preferred Stock

   The Company has the authority to issue 15,000,000 shares of preferred stock, in one or more classes or series. No shares of the Company's preferred stock have been issued to date.

Stock Purchases

   On April 1, 1996, the Company purchased 9,484,465 shares of its common stock, at a price of $23 per share plus expenses for a total aggregate cost of $219.4 million, through a tender offer, which began on March 4, 1996, and concluded on April 1, 1996, following the sale of the Olefins Business to Amoco. Additionally, the Company purchased 275,400 and 1,481,100 common shares in the second and third quarters of 1996, respectively, at an aggregate cost of $32.1 million. The Company still has authorization from its Board of Directors to purchase approximately 4.2 million additional shares.

Stock Option Plan

   On February 8, 1994, an Omnibus Stock Incentive Plan ("Plan") was adopted by the Company. Under the Plan, a maximum of 3,200,000 shares of the Company's common stock may be issued as restricted stock or upon the exercise of incentive or nonqualified stock options and stock appreciation rights ("SARs"). Such options, SARs and restricted stock may be granted to participants under the Plan. Initial options and related SARs were granted March 1, 1994, to officers and key employees to purchase a total of 1,499,500 shares of the Company's common stock. All of these options and related SARs expire no later than ten years from the date of grant and the exercise price was set at $13.125 per share, the closing price of the Company's common stock on March 1, 1994. These options and related SARs became exercisable in full at December 31, 1995, based upon the growth in operating earnings of the Company from the base year earnings for the year ended December 31, 1993. The compensation expense associated with the exercise of SARs in 1996 amounted to approximately $1.5 million.

   In addition, holders of options under the Ethyl Stock Option Plan who became employees of the Company were given the choice of retaining those options or surrendering them in favor of receiving options to purchase shares of the Company's common stock. Employees of the Company who elected to surrender their Ethyl options received options for shares of the Company's common stock as set forth below. For these options, the Company adopted the same terms as were applicable when they were issued under the terms of the Ethyl Stock Option Plan.

   On May 6, 1996, 34,680 shares of restricted stock were awarded and issued under the Plan. One half vest in one year with the remaining half vesting in two years. The fair value of the restricted stock was $24 per share at the award date, which was the market price of the Company's stock on that date. Of the aggregate compensation expense associated with the awards, which included certain tax benefits to the recipients, approximately $1.1 million was recognized in expense in 1996.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries


   The Company granted 293,000 additional options to officers and key employees during 1996. These options expire 10 years from the date of grant with an exercise price of $17.375 per share, the closing price of the Company's common stock on August 28, 1996. These options become exercisable based upon growth in operating earnings of the Company from the base year earnings for the year ended December 31, 1996.

Stock option activity in 1994, 1995 and 1996 is shown below:

                                                                                                          Weighted-
                                                                                                           Average
                                          Share Available            Options                              Exercise
                                             for Grant              Activity          Options Price        Price
-------------------------------------------------------------------------------------------------------------------
Shares available for grant                  3,200,000
Options converted from Ethyl
   Corporation at February 28, 1994          (287,855)                287,855         $ 9.45 - $14.81
Granted                                    (1,499,500)              1,499,500                  $13.13
Lapsed                                          7,974                  (7,974)                 $13.52
-----------------------------------------------------------------------------------------------------------------
December 31, 1994                           1,420,619               1,779,381         $ 9.45 - $14.81
-----------------------------------------------------------------------------------------------------------------
Exercised                                          --                  (8,972)                 $11.39
-----------------------------------------------------------------------------------------------------------------
December 31, 1995                           1,420,619               1,770,409         $ 9.45 - $14.81      $13.05
-----------------------------------------------------------------------------------------------------------------
Granted                                      (293,000)                293,000*                 $17.38      $17.38
Exercised                                          --                (301,646)        $ 9.45 - $13.47      $13.00
Lapsed                                         10,000                 (10,000)                 $13.13      $13.13
Restricted stock awards                       (34,680)
-----------------------------------------------------------------------------------------------------------------
December 31, 1996                           1,102,939               1,751,763         $ 9.45 - $17.38      $13.78
=================================================================================================================


* The weighted average fair value of options granted during 1996 was $6.47.

The following table summarizes information about fixed-price stock options outstanding at December 31, 1996:



                                                   Weighted-           Weighted-                                  Weighted-
        Range of             Number                 Average             Average              Number                Average
        Exercise           Outstanding             Remaining           Exercise            Exercisable            Exercise
         Prices            @ 12/31/96          Contractual Life          Price             @ 12/31/96               Price
---------------------------------------------------------------------------------------------------------------------------
         $11.78                7,378              0.7 years             $11.78                 7,378              $11.78
           9.45                3,724              1.7 years               9.45                 3,724                9.45
          12.29               16,245              2.7 years              12.29                16,245               12.29
          10.36               18,156              3.8 years              10.36                18,156               10.36
          12.12               39,835              5.0 years              12.12                39,835               12.12
    13.47 to 14.81            56,839              6.0 years              13.64                56,839               13.64
          13.13            1,116,586              7.2 years              13.13             1,116,586               13.13
          13.13              200,000              0.5 years              13.13               200,000               13.13
          17.38              293,000              9.7 years              17.38                    --                  --
---------------------------------------------------------------------------------------------------------------------------

                           1,751,763                                                       1,458,763
===========================================================================================================================

   As discussed in Note 1, "Summary of Significant Accounting Policies", the Company accounts for stock-based compensation plans under APB Opinion No. 25. If compensation cost had been determined based on the fair value at the grant date for awards made in 1996 under the Plan consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                   1996
------------------------------------------------------------------------------
Net income                    as reported                        $156,059
                              pro forma                          $155,863
------------------------------------------------------------------------------
Earnings                      as reported                        $   2.65
                              pro forma                          $   2.65
==============================================================================

   The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996: dividend yield 2.61%; expected volatility of 29.33%; risk-free interest rate of 6.39%; and expected lives of eight years.

--------------------------------------------------------------------------------


NOTE 9 - Rental Expense and Other Data:
--------------------------------------------------------------------------------

Rental Expense

   The Company has a number of operating lease agreements, primarily for office space, transportation equipment and storage facilities. Future minimum lease payments for the next five years for all noncancelable leases as of December 31, 1996, are $6,126,000 for 1997, $4,991,000 for 1998, $3,531,000 for 1999,
$2,729,000 for 2000, $2,606,000 for 2001, and amounts payable after 2001 are
$4,397,000. Rental expense was approximately $15,000,000 for 1996, $20,420,000 for 1995, and $17,540,000 for 1994.

Contractual Commitments

   Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $18,300,000 at December 31, 1996.

Service Agreements

   The Company and Ethyl are parties to arm's length agreements, dated as of February 28, 1994, pursuant to which the Company and Ethyl agreed to coordinate certain facilities and services of adjacent operating facilities at plants in Orangeburg, South Carolina, Pasadena, Texas and Feluy, Belgium. In addition, the Company and Ethyl are parties to agreements providing for the blending by the Company of Ethyl's additive products and the production of antioxidants and manganese-based antiknock compounds at the Orangeburg plant. The Company's billings to Ethyl in 1996 and 1995 in connection with these agreements amounted to approximately $34 million and $48 million, respectively.

   The Company and MEMC Pasadena, Inc. ("MEMC Pasadena") are parties to operating and lease agreements dated as of July 31, 1995, primarily for leasing the MEMC Pasadena site which is located at Albemarle's Pasadena plant and on which the electronic materials facility is located, and for operating, maintaining and protecting the electronic materials facility which is to include supplying utilities and performing all services at the facility. MEMC Pasadena agrees to reimburse Albemarle for all the costs and expenses incurred as a result of these agreements. In addition, MEMC Pasadena agrees to pay Albemarle an annual operating fee of $1.5 million. The Company's billings to MEMC Pasadena, in connection with these agreements amounted to approximately $41 million in 1996 and $13 million in 1995.

   The Company and Amoco are parties to numerous operating and service agreements, dated as of March 1, 1996, primarily focusing on the sharing of certain common facilities and services of adjacent operating facilities at the Pasadena, Texas, plant site of Albemarle. In addition, the Company and Amoco are parties to agreements by which Amoco operates the Company's aluminum alkyls facilities at the Feluy site, and the Company operates satellite olefins and alcohols facilities at the Pasadena site. The Company's billings to Amoco in 1996, in connection with these agreements amounted to approximately $41.6 million. Amoco's billings to the Company in 1996 in connection with the agreements amounted to $17 million.

Environmental

   The Company accrues for environmental remediation costs and post-remediation costs on an undiscounted basis at facilities or off-plant disposal sites that relate to existing conditions caused by past operations in the accounting period in which responsibility is established and when the related costs are estimable. In developing these cost estimates, evaluation is given to currently available facts regarding each site, with consideration given to existing technology, presently enacted laws and regulations, prior experience in remediation of contaminated sites, the financial capability of other potentially responsible parties and other factors, subject to uncertainties inherent in the estimation process. Additionally, these estimates are reviewed periodically, with adjustments to the accruals recorded as necessary. The Company has recorded liabilities of approximately $8,200,000 and $4,200,000 at December 31, 1996 and 1995, respectively, which represents management's best estimate of the Company's future remediation and other anticipated environmental costs relating to past operations.

   Although it is difficult to quantify the potential financial impact of compliance with environmental protection laws, management estimates, based on the latest available information, that there is a reasonable possibility that future environmental remediation costs to be incurred over a period of time associated with the Company's past operations in excess of amounts already recorded, could be up to $7,000,000 before income taxes. However, the Company believes that any sum it may be required to pay in connection with environmental remediation matters in excess of the amounts recorded will not have a material adverse impact on its financial condition or results of operations, but could have a material adverse impact in a particular quarterly reporting period.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries

Litigation

   The Company is from time-to-time subject to routine litigation incidental to its businesses. The Company is not party to any pending litigation proceedings that are expected to have a material adverse effect on the Company's results of operations or financial condition. Accordingly, no additional disclosures are required.


NOTE 10 - Pension Plans and Other Benefits:
--------------------------------------------------------------------------------

Pension Plans

   The Company has primarily noncontributory defined benefit pension plans covering most employees. The benefits for these plans are based primarily on years of service and employees' compensation. The funding policy for each plan complies with the requirements of relevant governmental laws and regulations. Plan assets consist principally of common stock, U.S. government and corporate obligations and group annuity contracts.

        Components of pension income and prepaid pension expense information for all periods presented for salaried and hourly plans were derived from actuarial calculations of these components from the Ethyl plans prior to the spin-off and the Albemarle plans subsequent to the spin-off. All amounts applicable to hourly plans, for which operations were included in predecessor businesses, were assigned to Albemarle. The actuarial present value of benefit obligations for active salaried employees employed by Albemarle and the related components of pension income and prepaid pension expense were allocated to Albemarle. The actuarial present value of benefit obligations for the predecessor businesses' salaried employees who retired prior to January 1, 1994, and the related components of pension income and prepaid pension expense were allocated to Ethyl. Plan assets were allocated to Albemarle primarily based upon the same methodology used to allocate the present value of projected benefit obligations. During 1994, based on final employee information, the Company and Ethyl reached a final determination of the amounts of the defined benefit plan assets and projected benefit obligations to be assigned to Albemarle as a result of the spin-off. Accordingly, the plans' assets and projected benefit obligations reported at December 31, 1993, were reduced by $13,932,000 and $27,857,000, respectively, as of January 1, 1994, as those amounts were allocated to Ethyl. The expected returns and interest cost reported for 1994 were computed based upon the reduced amounts.

   The components of Albemarle's net pension income for the years ended December 31, 1996 and 1995, and for the ten months ended December 31, 1994, and from the Ethyl pension plans for the two months ended February 28, 1994, are as follows:


(In Thousands)
Years Ended December 31                                                             1996          1995               1994
---------------------------------------------------------------------------------------------------------------------------

Return on Plan assets:
   Actual return                                                                $ 57,353         $ 23,889         $  5,422
   Expected return (lower) higher than actual                                    (27,220)           4,036           20,910
---------------------------------------------------------------------------------------------------------------------------
   Expected return                                                                30,133           27,925           26,332
Amortization of transition asset                                                   2,718            2,718            1,510
Service cost (benefits earned during the year)                                    (7,367)          (7,274)          (8,406)
Interest cost on projected benefit obligation                                    (18,950)         (17,406)         (16,463)
Amortization of prior service costs                                               (1,436)            (810)          (1,612)
---------------------------------------------------------------------------------------------------------------------------
Net pension income                                                             $   5,098        $   5,153         $  1,361
===========================================================================================================================


Amortization of the transition asset is based on the amount determined at the date of adoption of FASB Statement No. 87.

   Net pension income and plan obligations are calculated using assumptions of estimated discount and long-term interest rates and rates of projected increases in compensation. The discount rates for measuring benefit obligations were assumed to be 7.5% at December 31, 1996, 7.25% at December 31, 1995, 8.25% at December 31, 1994, and 7.25% at February 28, 1994. The rates of projected compensation increase were assumed to be primarily 4.5% at the end of all periods. The expected long-term rate of return on plan assets was assumed to be 9.5% for the years ended December 31, 1996 and 1995, and for the last ten months of 1994, and 9% for the first two months of 1994. Net pension income (see table above) is determined using assumptions as of the beginning of each year. Funded status (see table on the following page) is determined using assumptions as of the end of each year.

--------------------------------------------------------------------------------

   In addition to the net pension income shown on the previous page, the Company also recognized a one-time curtailment loss and special termination benefits charge in 1996 of $5.5 million, which was included in the net gain on the sale of the Olefins Business (See Note 12, "Special Items"), as required by FASB Statement No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits" ("FASB Statement No. 88") reflecting the effects of the transfer of approximately 550 people who supported the Olefins Business sold to Amoco.

   The following table presents a reconciliation of the funded status of the pension plans to prepaid pension expense based on actual personnel in 1996 and 1995, and is included in the line item "Other assets and deferred charges" of the consolidated balance sheets:



(In Thousands)
December 31                                                                                         1996            1995
---------------------------------------------------------------------------------------------------------------------------

Plan assets at fair value                                                                        $354,874         $306,681
---------------------------------------------------------------------------------------------------------------------------
Less actuarial present value of benefit obligations:
   Accumulated benefit obligation (including vested benefits
      of $225,751 and $206,268, respectively)                                                     236,661          217,967
   Projected compensation increase                                                                 37,448           45,307
---------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation                                                                   274,109          263,274
---------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                                              80,765           43,407
Unrecognized net (gain) loss                                                                      (27,888)           8,296
Unrecognized transition asset being amortized                                                     (13,129)         (15,848)
Unrecognized prior service cost being amortized                                                    11,663           15,177
---------------------------------------------------------------------------------------------------------------------------
Prepaid pension expense                                                                         $  51,411        $  51,032
===========================================================================================================================


Foreign Pension Plans

   Pension coverage for employees of Albemarle's foreign subsidiaries is provided through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees or under insurance policies. The pension cost, actuarial present value of benefit obligations and plan assets have been combined with the Company's other pension disclosure information presented.

Other Postretirement Benefits

   Albemarle provides postretirement medical benefits and life insurance for certain groups of retired employees. Medical and life insurance benefit costs are funded principally on a pay-as-you-go basis. Although the availability of medical coverage after retirement varies for different groups of employees, the majority of employees who retire before becoming eligible for Medicare can continue group coverage by paying the full cost of a composite monthly premium designed to cover the claims incurred by active and retired employees. The availability of group coverage for Medicare-eligible retirees also varies by employee group with coverage designed either to supplement or coordinate with Medicare. Retirees generally pay a portion of the cost of the coverage.

   The components of net periodic postretirement benefit cost are as follows:


(In Thousands)
Years Ended December 31                                                            1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------

Service cost (benefits attributed to employee service during the year)            $1,855           $1,816           $2,401
Interest cost on accumulated postretirement benefit obligation                     3,222            3,093            3,040
Return on plan assets (gain)                                                        (660)            (665)            (664)
Amortization of prior service costs                                                   98               98               98
Amortization of unrecognized net gains                                              (349)            (629)             (57)
---------------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                          $4,166           $3,713           $4,818
===========================================================================================================================


   In addition to the net periodic postretirement benefit cost shown above, the Company recognized a one-time curtailment gain in 1996 of approximately $726,000 which was included in the gain on the sale of the Olefins Business (See Note 12, "Special Items"), as required by FASB Statement No. 88, reflecting the effects of the transfer of approximately 550 people who supported the Olefins Business sold to Amoco.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries


   Summary information on the Albemarle plans is presented below. Benefit obligations and the related components of postretirement benefit costs for substantially all predecessor businesses' retired salaried employees, who retired prior to January 1, 1994, were assigned to Ethyl. Benefit obligations for retired predecessor businesses' wageroll employees who retired prior to January 1, 1994, and the related components of postretirement benefit costs were allocated to Albemarle. Benefit obligations and the related components of postretirement benefit costs for active employees assigned to Albemarle were allocated to Albemarle. Plan assets were allocated to Albemarle based upon the same methodology used to allocate the benefit obligations.


(In Thousands)
Years Ended December 31                                                                             1996             1995
---------------------------------------------------------------------------------------------------------------------------
Financial status of plans:
Accumulated postretirement benefit obligation ("APBO"):
   Retirees                                                                                       $18,364         $ 11,113
   Fully eligible, active plan participants                                                         5,737           10,044
   Other active plan participants                                                                  22,949           27,823
---------------------------------------------------------------------------------------------------------------------------
   Total APBO                                                                                      47,050           48,980
Less plan assets at fair value                                                                      7,339            7,205
Less unrecognized prior service cost                                                                1,078            1,176
Plus unrecognized net gain                                                                          9,784            4,929
---------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                                               $48,417          $45,528
===========================================================================================================================

   Plan assets for retiree life insurance are held under an insurance contract and reserved for retiree life insurance benefits. The accrued postretirement benefit cost is included in "Other noncurrent liabilities" in the consolidated balance sheets.

   For 1994, the net periodic postretirement benefit cost shown on the previous page reflects the spin-off of Albemarle from Ethyl, effective March 1, 1994. At that time, the assumptions for Albemarle's postretirement plans were revised to reflect the applicable rates as of the spin-off date. The discount rates for measuring benefit obligations were 7.5% at December 31, 1996, 7.25% at December 31, 1995, 8.25% at December 31, 1994, and 7.25% at February 28, 1994. The
expected long-term rate of return was assumed to be 9.5% for 1996 and 1995 and for the last ten months of 1994 and 9% for the first two months of 1994. The rate of projected compensation increase was assumed to be 4.5% at the end of all periods. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11% in 1996, 12% in 1995 and 13% in 1994, declining by 1% per year to an ultimate rate of 7%, except that managed care costs were assumed to be 8% in 1996, 9% in 1995 and 10% in 1994, declining by 1% per year to 6%.

   If the health care cost trend rate assumptions were increased by 1%, the APBO as of December 31, 1996, would be increased by approximately $5.3 million. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1996 would be an increase of about $0.7 million.

Changes in Estimates

   The higher discount rates at December 31, 1996, decreased the pension accumulated benefit obligation by about $8.0 million and the pension projected benefit obligation by approximately $9.2 million. The higher discount rate at December 31, 1996, primarily decreased the accumulated postretirement benefit obligation by approximately $1.8 million. As a result of the changes in rates, the combined decrease in pension and postretirement benefit costs in 1997 will be approximately $0.6 million.

Other Postemployment Benefits

   The Company also provides certain postemployment benefits to former or inactive employees who are not retirees. The Company funds postemployment benefits on a pay-as-you go basis. These benefits include salary continuance, severance and disability health care which are accounted for under FASB Statement No. 112 "Employers' Accounting for Postemployment Benefits", adopted in 1994. The effect of adopting this pronouncement in 1994 was not material to the Company's financial position or results of operations. The accrued postemployment benefit liability was approximately $1,897,000 at the end of 1996, an increase of about $222,000 from 1995.

--------------------------------------------------------------------------------

NOTE 11 - Income Taxes:
--------------------------------------------------------------------------------

   The income tax provisions included in the accompanying consolidated statements of income for 1996, 1995, and 1994, as well as the related tax accounts contained in the accompanying December 31, 1996 and 1995 consolidated balance sheets, have been computed as if the Company had been a separate taxpayer for all years presented. Income (loss) before income taxes and current and deferred income taxes are composed of the following:


(In Thousands)                                                                     1996            1995              1994
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
   Domestic                                                                     $233,776         $141,281         $113,914
   Foreign                                                                        19,303           (9,688)         (24,533)
---------------------------------------------------------------------------------------------------------------------------
      Total                                                                     $253,079         $131,593        $  89,381
===========================================================================================================================
Current income taxes:
   Federal                                                                      $101,698        $  48,593        $  38,258
   State                                                                          12,478            5,058            4,381
   Foreign                                                                         4,248            2,080              636
---------------------------------------------------------------------------------------------------------------------------
      Total                                                                      118,424           55,731           43,275
---------------------------------------------------------------------------------------------------------------------------
Deferred income taxes (benefits):
   Federal                                                                       (18,070)          (2,959)          (3,179)
   State                                                                          (2,415)            (471)            (506)
   Foreign                                                                          (919)           1,062           (1,487)
---------------------------------------------------------------------------------------------------------------------------
      Total                                                                      (21,404)          (2,368)          (5,172)
---------------------------------------------------------------------------------------------------------------------------
Total income taxes                                                             $  97,020        $  53,363        $  38,103
===========================================================================================================================

   The significant differences between the U.S. federal statutory rate and the effective income tax rate are as follows:

                                                                                                  % of Income
                                                                                              Before Income Taxes
---------------------------------------------------------------------------------------------------------------------------
                                                                                      1996             1995           1994
---------------------------------------------------------------------------------------------------------------------------
Federal statutory rate                                                                35.0%            35.0%          35.0%
Sales of businesses                                                                    4.5              0.5           (1.4)
Foreign sales corporation benefit                                                     (1.1)            (1.8)          (1.8)
State taxes, net of federal tax benefit                                                1.0              1.8            2.6
(Lower) or higher net tax on Belgian subsidiary due to
   (inclusion) or absence of tax benefits on net operating losses                     (3.5)             2.1            7.8
Additional taxes on repatriation of foreign subsidiaries earnings                      2.3               --             --
Increase in French statutory tax rate                                                   --              2.2             --
Depletion                                                                             (0.4)            (0.8)          (1.1)
Other items, net                                                                        .5              1.6            1.5
---------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                             38.3%            40.6%          42.6%
===========================================================================================================================

   In December 1995, the Company's French subsidiary recognized approximately $2,909,000 in deferred income taxes as a result of French tax legislation imposing a surtax which increased the French corporate tax rate to 36.7%.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries

   The deferred income tax assets and deferred income tax liabilities recorded on the consolidated balance sheets as of December 31, 1996 and 1995, consist of the following:

(In Thousands)                                                                                      1996             1995
---------------------------------------------------------------------------------------------------------------------------

Deferred tax assets:
   Postretirement benefits other than pensions                                                   $ 18,567         $ 17,264
   Belgian subsidiary net operating loss carryforwards                                             18,044           29,105
   LIFO inventories                                                                                 5,096               --
   Future employee benefits                                                                         6,096            5,956
   Intercompany profit in inventories                                                               3,816            4,123
   Inventory capitalization                                                                         1,034            1,322
   Other                                                                                            9,266            5,745
---------------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                                          61,919           63,515
   Valuation allowances                                                                           (10,015)         (21,469)
---------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                            51,904           42,046
---------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                                                                    90,653          109,673
   Foreign currency translation adjustments                                                        10,144           16,819
   Olefins Business sale deferred gains                                                             8,219               --
   Gain on Belgian intercompany loan                                                                7,648            7,648
   Pensions                                                                                        20,455           18,616
   Capitalization of interest                                                                       2,289            6,940
   Other                                                                                            1,956            1,512
---------------------------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                                                    141,364          161,208
---------------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                                     $ 89,460         $119,162
===========================================================================================================================
Reconciliation to consolidated balance sheets:
   Current deferred tax assets                                                                   $ 15,083         $ 13,940
   Deferred tax liabilities                                                                       104,543          133,102
---------------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                                     $ 89,460         $119,162
===========================================================================================================================

   The Company's Belgian subsidiary's accumulated loss carryforward approximated $45 million and $72 million at December 31, 1996, and 1995, respectively. Approximately $27 million of accumulated loss carryforward (approximately $10.8 million tax benefit) was utilized in 1996 to offset Belgian taxable income generated primarily from the sale of the Olefins Business.

   The valuation allowance provided for the Belgian subsidiary's operating loss carryforward was established because it has been concluded that although the losses can be carried forward indefinitely, it is more likely than not that a portion of the benefit would not be realized. Losses prior to 1995 can be offset only up to one-half of the Belgian subsidiary's profit per year; however, net operating losses incurred in 1995 and thereafter can be utilized against 100% of future annual taxable income generated, and effective January 1, 1997, cumulative operating loss carryforwards from prior years can be utilized 100% against the Belgian subsidiary's future taxable income.


NOTE 12 - Special Items:
--------------------------------------------------------------------------------

   On March 1, 1996, the Company sold its Olefins Business to Amoco for $487.3 million, including plant and equipment, other assets, inventory and accounts receivable net of expenses and trade accounts payable paid by the Company, and certain business-related liabilities transferred at the date of sale. The sale involved approximately 550 people who supported these businesses. Certain assets primarily located in Pasadena, Texas, Deer Park, Texas and Feluy, Belgium were included in the sale. The gain on the sale was $158.2 million ($94.4 million after income taxes), net of $44.3 million of costs incurred for early retirements and work-force reductions, abandonment costs of certain facilities and certain other accruals (including environmental) related to or in conjunction with the sale. The transaction included numerous operating and service agreements primarily focusing on the sharing of common facilities at the Pasadena plant site of Albemarle and the Feluy plant site operated by Amoco.

--------------------------------------------------------------------------------

   On July 31, 1995, the Company sold the assets and transferred the technology for its electronic materials business to MEMC Pasadena, Inc. ("MEMC Pasadena"), a wholly-owned subsidiary of MEMC Electronic Materials, Inc. ("MEMC") of St. Peters, Missouri, for proceeds of approximately $59.2 million consisting of $4.2 million in cash and two notes totaling $55 million. The gain realized on the sale was $23.4 million ($14.5 million after income taxes).

   On September 30, 1994, the Company sold its Solimide business and certain other assets, to a U.S. subsidiary of Inspec Group plc of Great Britain for approximately $19.85 million. The Company recorded a gain on this transaction of approximately $8.4 million ($6.7 million after income taxes).


NOTE 13 - Fair Value of Financial Instruments:
--------------------------------------------------------------------------------

   In assessing the fair value of financial instruments, the Company uses methods and assumptions that are based on market conditions and other risk factors existing at the time of assessment. Fair value information for the Company's financial instruments is presented below:

   Cash and Cash Equivalents - The carrying value approximates fair value due to their short-term nature.

   Long-term Debt - The carrying value of the Company's long-term debt reported in the accompanying consolidated balance sheets at December 31, 1996 and 1995, approximates fair value since substantially all of the Company's long-term debt bears interest based on prevailing variable market rates currently available to the Company.

NOTE 14 - Related Party Transaction:
--------------------------------------------------------------------------------

   On May 11, 1994, the Company completed the private placement of 6,863,416 shares of its common stock at a price of $14.57 per share, the weighted average trading price of the Company's common stock for the third through the 12th business day following public release of the Company's first-quarter financial results on April 21, 1994, and received $100 million, which was used to retire debt. Expenses of the private placement were $532,000. The stock was sold to two entities controlled by Floyd D. Gottwald, Jr., and Bruce C. Gottwald and members of their families. On April 6, 1994, the Company filed an S-1 registration statement with the Securities and Exchange Commission to cover the resale of any of the shares either by the purchasers or by any of the commercial banks that hold the shares as pledgees.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries


NOTE 15 - Quarterly Financial Summary (Unaudited):
--------------------------------------------------------------------------------


                                                                 First           Second            Third           Fourth
(In Thousands Except Per-Share Amounts)                         Quarter          Quarter          Quarter          Quarter
---------------------------------------------------------------------------------------------------------------------------

1996
Net sales                                                     $ 270,171        $196,039          $183,776         $204,495
Gross profit                                                  $  74,111        $ 56,773          $ 44,760         $ 67,484
Gain on sale of Olefins Business (a)                          $(158,157)       $     --          $     --         $     --
Net income                                                    $ 115,624        $ 14,635          $  7,887         $ 17,913
Earnings per share                                            $    1.73        $    .26          $    .14         $    .32
Shares used to compute earnings per share (b)                    66,663          57,282            56,017           55,406

1995
Net sales                                                     $ 313,257        $319,705          $315,211         $296,049
Gross profit                                                  $  66,931        $ 65,194          $ 73,421         $ 71,472
Gain on sale of electronic materials business (c)             $      --        $     --          $ (4,925)        $(18,502)
Net income                                                    $  14,608        $ 12,466          $ 22,222         $ 28,934
Earnings per share                                            $     .22        $    .19          $    .33         $    .43
Shares used to compute earnings per share                        66,121          66,241            66,450           66,599
===========================================================================================================================

Notes to Quarterly Financial Summary (In Thousands Except Share Amounts):
(a) Represents first-quarter gain resulting from the March 1, 1996, sale of the Olefins Business to Amoco Chemical Company ($94,377 after income taxes).
(b) Includes the effects of the purchase of 9,484,465 common shares through a tender offer concluded on April 1, 1996, and additional second and third quarter purchases of 275,400 and 1,481,100 common shares, respectively.
(c) Represents third quarter gain of $4,925 ($3,057 after income taxes) and fourth quarter gain of $18,502 ($11,485 after income taxes) from the prepayment of long-term notes associated with the sale of the electronic materials business to MEMC.


NOTE 16 - Acquisitions:
--------------------------------------------------------------------------------

   On July 1, 1994, Albemarle Asano, a 55%-owned consolidated subsidiary of the Company, acquired assets from Asano Chemicals Co., Ltd., the minority shareholder of Albemarle Asano. The purchase price for this acquisition approximated $5.8 million and was allocated primarily to inventory and certain other assets. This transaction was financed primarily through Albemarle Asano's existing equity together with proceeds from long-term debt. On June 30, 1995, the Company acquired the remaining 45% of Albemarle Asano's outstanding common stock from Asano Chemicals Co., Ltd., for an acquisition price of $2.1 million, which approximated 45% of the book value of the net assets acquired at the date of the acquisition. No pro forma financial information is provided for this acquisition for the periods presented since its impact was immaterial to the Company's consolidated results of operations and financial position.


NOTE 17 - Georgraphic Area Information:
--------------------------------------------------------------------------------

   The Company operates in one industry segment which includes the development, manufacture and marketing of specialty chemical products.

   The Company is an international business with manufacturing and/or distribution facilities in the United States, Belgium, France, Singapore and Japan. Information regarding the Company and the predecessor businesses' operations in different geographic locations for the three years ended December 31, 1996, is shown below. As the Company's foreign regions of manufacturing and

--------------------------------------------------------------------------------

distribution have similar business environments and operations, they are presented as one foreign category. Transfers between geographic areas are priced depending on the product and economic activity of the transferee.


                                                                                                Net Sales
---------------------------------------------------------------------------------------------------------------------------
(In Thousands)                                                                    1996            1995             1994
---------------------------------------------------------------------------------------------------------------------------
Domestic unaffiliated:
   United States                                                              $  462,444      $   651,027      $   617,208
   Export                                                                         92,137          144,745          152,119
Transfers to foreign affiliates                                                  129,044          160,011          115,049
Foreign unaffiliated                                                             299,900          448,450          311,595
Elimination of transfers                                                        (129,044)        (160,011)        (115,049)
---------------------------------------------------------------------------------------------------------------------------
   Total                                                                      $  854,481      $ 1,244,222      $ 1,080,922
===========================================================================================================================
                                                                                        Operating Profit (Loss) (a)
---------------------------------------------------------------------------------------------------------------------------
(In Thousands)                                                                     1996            1995              1994
---------------------------------------------------------------------------------------------------------------------------
United States                                                                 $  114,994      $   138,809      $   123,293
Foreign (b)                                                                        8,495             (418)         (14,510)
---------------------------------------------------------------------------------------------------------------------------
   Subtotal                                                                      123,489          138,391          108,783
Unallocated expenses                                                             (30,063)         (21,428)         (14,752)
---------------------------------------------------------------------------------------------------------------------------
   Total                                                                      $   93,426      $   116,963      $    94,031
===========================================================================================================================
                                                                                    Identifiable Assets as of December 31
---------------------------------------------------------------------------------------------------------------------------
(In Thousands)                                                                    1996             1995             1994
---------------------------------------------------------------------------------------------------------------------------
United States                                                                 $  598,443      $   716,602      $   677,307
Foreign                                                                          247,818          487,889          461,883
---------------------------------------------------------------------------------------------------------------------------
   Total                                                                      $  846,261       $1,204,491       $1,139,190
===========================================================================================================================

Notes (In Thousands):
(a) Operating profit represents income before income taxes, before gains on sales of businesses and before interest and financing expenses and other income, net.
(b) Includes the effects of foreign exchange gains (losses). See Note 1, "Summary of Significant Accounting Policies".


NOTE 18 - Supplemental Pro Forma Condensed Consolidated Financial Information (Unaudited):
--------------------------------------------------------------------------------

   As a result of the sale of the Olefins Business, the Company believes that the following unaudited pro forma condensed consolidated statements of income on page 37 are important to enable the reader to obtain a meaningful understanding of the Company's results of operations after the transaction.

     The pro forma condensed consolidated statements of income for the years ended December 31, 1996 and 1995, present the results of operations of the Company assuming that the disposition of the Olefins Business had occurred as of January 1, 1995. Additionally, the accompanying pro forma information, consistent with the data presented in the Company's Form 8-K filed on March 15, 1996, does not reflect the impact of the purchase of 9,484,465 shares of common stock acquired in the Company's tender offer concluded on April 1, 1996, as if it had occurred on January 1, 1995.

--------------------------------------------------------------------------------
                                          Albemarle Corporation and Subsidiaries


    The unaudited pro forma condensed consolidated statements of income are presented for informational purposes only and do not purport to be indicative of the Company's future consolidated results of operations nor what the consolidated results of operations would have been had the Company operated without the Olefins Business for all of 1996 and 1995.

Pro Forma Condensed Consolidated Statements of Income (Unaudited)


(In Thousands Except Per-Share Amounts)
Years Ended December 31                            1996                                              1995
-----------------------------------------------------------------------------------------------------------------------------
                                                Adjustments                                        Adjustments
                                                 Increase            Pro                            Increase         Pro
                                  Historical    (Decrease)          Forma         Historical       (Decrease)       Forma
-----------------------------------------------------------------------------------------------------------------------------
Net sales                          $ 854,481   $ (79,763)(1)                     $1,244,222     $ (475,378)(1)
                                                     799 (2)    $ 775,517                            7,567 (2)  $ 776,411
-----------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                   611,353     (71,268)(1)                        967,204       (450,524)(1)
                                                     420 (2)      540,505                            2,292 (2)    518,972
-----------------------------------------------------------------------------------------------------------------------------
   Gross profit                      243,128      (8,116)         235,012           277,018        (19,579)       257,439
Selling, R&D and
   general expenses                  149,702      (5,486)(1)      144,216           160,055        (23,889)(1)    136,166
-----------------------------------------------------------------------------------------------------------------------------
   Operating profit                   93,426      (2,630)          90,796           116,963          4,310        121,273
Interest and financing expenses        2,529      (1,563)(3)                         13,265            368 (1)
                                                                      966                          (12,256)(3)      1,377
Gain on sales of businesses         (158,157)    158,157 (4)                        (23,427)                      (23,427)
Other (income) expenses, net          (4,025)         14 (1)                         (4,468)           155 (1)
                                                     (60)(5)       (4,071)                            (359)(5)     (4,672)
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes           253,079    (159,178)          93,901           131,593         16,402        147,995
Income taxes                          97,020     (63,780)(4)                         53,363
                                                    (393)(6)       32,847                            5,452 (6)     58,815
-----------------------------------------------------------------------------------------------------------------------------
Net income                         $ 156,059   $ (95,005)       $  61,054        $   78,230     $   10,950      $  89,180
=============================================================================================================================
Earnings per share                 $    2.65                    $    1.04        $     1.18                      $    1.34
=============================================================================================================================
Shares used to compute
   earnings per share                 58,842                       58,842 (7)        66,352                         66,352 (7)
=============================================================================================================================


The description of adjustments to the pro forma condensed consolidated statements of income follows:

(1) To eliminate the results of operations of the Olefins Business for the periods presented as though the sale to Amoco occurred on January 1, 1995, and to reflect reductions in administrative and other costs which occurred because of personnel, employee benefits (including compensation) and other cost reductions assumed implemented following the sale of the Olefins Business to Amoco.
(2) To record service fee income and incremental sales revenue generated from providing various services and products under contracts to Amoco and to record costs and expenses for services and products provided by Amoco. The service and supply arrangements were entered into in connection with the sale of the Olefins Business to Amoco.
(3) To reflect the pro forma interest cost savings resulting from the repayment of certain domestic and Belgian debt, using the proceeds received from the sale of the Olefins Business.
(4) To eliminate the gain and the related income taxes on the March 1, 1996, sale of the Olefins Business.
(5) To record the related amortization of certain advance rents received from Amoco upon closing of the sale of the Olefins Business associated with an arrangement in the nature of an operating lease in Belgium.
(6) To record the income tax effects of adjustments set forth in Notes (1) through (3) and (5) above, calculated at an assumed combined domestic state and federal income tax rate of 37.92%. For 1996, the Company's income tax provision on the results of operations of the remaining businesses was adjusted for utilization of a portion of the Belgium net operating loss carryforwards for which a valuation allowance had previously been provided on the related deferred tax assets and for the estimated additional income taxes which would have resulted if undistributed foreign earnings had been remitted to the Company. For 1995, no tax effects have been provided on the elimination of the results of the operations of the Olefins Business based in Belgium since valuation allowances had historically been provided on deferred tax assets associated with Belgian net operating loss carryforwards generated by this business.
(7) The average number of shares used to compute earnings per share does not include the effects of the Company's tender offer concluded on April 1, 1996, as if it had occurred on January 1, 1995. The average number of shares would have been 56,471,000 and 56,868,000 for 1996 and 1995, respectively, had the offer been assumed to have been completed on January 1, 1995.

Management's Report On The Consolidated Financial Statements
--------------------------------------------------------------------------------

   Albemarle Corporation's management has prepared the consolidated financial statements and related notes appearing on pages 16 through 37 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Actual results may differ from management's judgments and estimates. Financial data appearing elsewhere in this annual report are consistent with these consolidated financial statements.

   Albemarle maintains a system of internal controls to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written policies and procedures, careful selection and training of qualified personnel and an extensive internal audit program.

   These consolidated financial statements have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. Their audit was made in accordance with generally accepted auditing standards and included an evaluation of Albemarle's internal accounting controls to the extent considered necessary to determine audit procedures.

   The audit committee of the Board of Directors, composed only of outside directors, meets with management, internal auditors and the independent accountants to review accounting, auditing and financial reporting matters. The independent accountants are appointed by the board on recommendation of the audit committee, subject to shareholder approval.

Report Of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Albemarle Corporation:

   We have audited the accompanying consolidated balance sheets of Albemarle Corporation and Subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Albemarle Corporation and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                       COOPERS & LYBRAND L.L.P.

Richmond, Virginia
February 7, 1997